                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(E) Of The Securities Exchange Act Of 1934)

                               (Final Amendment)

                        Liberty Financial Companies, Inc.
                                (Name of Issuer)

                        Liberty Financial Companies, Inc.
                           LFC Acquisition Corporation
                        Liberty Mutual Insurance Company
                      (Names of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   530512-102
                      (CUSIP Number of Class of Securities)

 Christopher C. Mansfield, Esq.               Christopher C. Mansfield, Esq.               Kevin M. Carome, Esq.
    Senior Vice President and                  LFC Acquisition Corporation           Senior Vice President and General
         General Counsel                   c/o Liberty Mutual Insurance Company                   Counsel
Liberty Mutual Insurance Company                   175 Berkeley Street               Liberty Financial Companies, Inc.
       175 Berkeley Street                           Boston, MA 02117                       600 Atlantic Avenue
        Boston, MA 02117                              (617) 357-9500                          Boston, MA 02210
         (617) 357-9500                                                                        (617) 371-2200

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

      -------------------------------------------------------------------

                                 with copies to:

      Stephen K. Fogg, Esq.                  William P. Gelnaw, Jr., Esq.
     McDermott, Will & Emery                    Choate, Hall & Stewart
         28 State Street                            Exchange Place
   Boston, Massachusetts 02109                Boston, Massachusetts 02109
          (617) 535-4096                            (617) 248-5034

        This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

        Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**

         $483,290,964                                         $96,658
--------------------------------------------------------------------------------

* Estimated for the purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 14,452,480 shares of common stock, par value $0.01 per share, of Liberty Financial Companies, Inc. by $33.44 per share. Such number of shares represents the 48,927,740 shares outstanding as of July 12, 2001, less the 34,475,260 shares of common stock of Liberty Financial Company, Inc. beneficially owned by Liberty Mutual Insurance Company on that date, which shares are not subject to the going-private transaction.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1 percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $96,658
Form or Registration No.:           PREM 14A
Filing Party:                       Liberty Financial Companies, Inc.
CIK Code:                           0000936372
File Number:                        1-13654
Date Filed:                         July 17, 2001

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

         This Final Amendment to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 is being filed jointly by Liberty Financial Companies, Inc., a Massachusetts corporation, or LFC, Liberty Mutual Insurance Company, a Massachusetts mutual insurance company and LFC's controlling stockholder, or Liberty Mutual, and LFC Acquisition Corporation, a Massachusetts corporation and wholly owned subsidiary of Liberty Mutual, or Merger Sub, in connection with the Agreement and Plan of Merger, dated as of June 4, 2001, or the merger agreement, by and among LFC, Liberty Mutual and Merger Sub.

         Subject to the satisfaction of certain conditions and the adoption and approval of the merger agreement by LFC's stockholders, Merger Sub will merge with and into LFC, with LFC as the surviving corporation, and each holder of LFC's of common stock, par value $0.01 per share, other than LFC, Liberty Mutual and its affiliates and stockholders who perfect their appraisal rights under Massachusetts law, will be entitled to receive $33.44 in cash per share of LFC common stock, subject to adjustment, as described in the Merger Agreement.

         Concurrently with the filing of this Final Amendment to the Schedule 13E-3, LFC is filing with the Securities and Exchange Commission a preliminary proxy statement, or the proxy statement, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, or the Exchange Act, relating to the special meeting of stockholders of LFC pursuant to which the LFC board of directors is soliciting proxies from stockholders of LFC in connection with:

     -   the approval and adoption of the merger agreement;

     - the authorization and approval of the sale of LFC's annuity and intermediary retail distribution business pursuant to a Stock Purchase Agreement, dated as of May 2, 2001, as amended, by and among LFC, Liberty Financial Services, Inc., a Massachusetts corporation and wholly owned subsidiary of LFC, or LFS, and Sun Life Assurance Company of Canada, a Canadian insurance corporation, or Sun Life, pursuant to which LFC has agreed to sell to Sun Life the direct and indirect subsidiaries of LFC that constitute that business; and

     - the authorization and approval of the sale of LFC's asset management business pursuant to a Stock Purchase Agreement, dated as of June 4, 2001, by and among LFC, LFS, and Fleet National Bank, a national banking association, or Fleet, pursuant to which LFC has agreed to sell to Fleet the direct and indirect subsidiaries of LFC that constitute that business.

         A copy of the proxy statement is attached hereto as Exhibit (a)(3), and a copy of the merger agreement is attached as Appendix C to the proxy statement.

         In this Final Amendment to the Schedule 13E-3, all information concerning LFC has been supplied by LFC, and all information concerning Liberty Mutual and Merger Sub has been provided by Liberty Mutual. All references in this Final Amendment to the Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         The cross reference sheet below is being supplied pursuant to the General Instructions to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Final Amendment to the Schedule 13E-3. The information set forth in the proxy statement, including all schedules, appendixes and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Final Amendment to the Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the appendixes thereto.

ITEM 1.  SUMMARY TERM SHEET.

REGULATION M-A
ITEM 1001

         The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MEETING" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

REGULATION M-A
ITEM 1002

(a) NAME AND ADDRESS. The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

(b) SECURITIES. The information set forth in the proxy statement under the captions "INFORMATION ABOUT LFC--Security Ownership of Certain Beneficial Owners and Management" and "INFORMATION CONCERNING THE MEETING--Record Date, Quorum Requirement and Vote Required" is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information set forth in the proxy statement under the caption "INFORMATION ABOUT LFC--Market Price of LFC Common Stock and Dividends" is incorporated herein by reference.

(d) DIVIDENDS. The information set forth in the proxy statement under the caption "INFORMATION ABOUT LFC--Market Price of LFC Common Stock and Dividends" is incorporated herein by reference.

(e)      PRIOR PUBLIC OFFERINGS.  Not applicable.

(f) PRIOR STOCK PURCHASES. Merger Sub has not purchased any shares of LFC stock. LFC's board of directors established an optional dividend reinvestment plan, or DRIP, for holders of its capital stock. Liberty Mutual participated in the DRIP from its inception until the first quarter dividend for 2001 when it took its payment in cash. The table below sets forth the price and number of shares of LFC common stock acquired by Liberty Mutual pursuant to the DRIP at the conclusion of each quarter during 1999 and 2000:


YEAR 2000


                    DATE DIVIDEND                     NO. OF SHARES ISSUED          AVG. DAILY PRICE
                      DECLARED     DATE PAYABLE     TO LIBERTY MUTUAL UNDER DRIP     ON DATE PAYABLE

First Quarter          02/11/00       03/10/00                174,249                      $19.47
Second Quarter         05/10/00       06/09/00                152,820                      $22.31
Third Quarter          08/10/00       09/06/00                141,243                      $24.25
Fourth Quarter         11/09/00       12/06/00                 82,496                      $41.69


YEAR 1999


                    DATE DIVIDEND                     NO. OF SHARES ISSUED          AVG. DAILY PRICE
                      DECLARED     DATE PAYABLE     TO LIBERTY MUTUAL UNDER DRIP     ON DATE PAYABLE

First Quarter          02/11/99       03/12/99                152,996                      $21.81
Second Quarter         05/12/99       06/11/99                116,232                      $28.84
Third Quarter          08/11/99       09/08/99                135,758                      $24.78
Fourth Quarter         11/10/99       12/08/99                146,460                      $23.06

                  Liberty Mutual has not acquired any capital stock of LFC in the last two years, other than pursuant to the DRIP. Merger Sub has never acquired or held any shares of LFC's capital stock.


ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSONS.

REGULATION M-A
ITEM 1003(a) through (c)

(a), (b) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES. The information in the proxy statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

            LFC Acquisition Corporation, or Merger Sub, which was organized in May, 2001, is a Massachusetts corporation. LFC Acquisition Corporation was organized for the sole purpose of effecting the merger and has not conducted business other than the transactions described in the proxy statement attached as Exhibit (a)(3) hereto. Liberty Mutual is the sole stockholder of LFC Acquisition Corporation. LFC Acquisition Corporation's principal executive offices are located at c/o Liberty Mutual Insurance Company, 175 Berkeley Street, Boston, Massachusetts 02117, and its telephone number is (617) 357-9500.

(c)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

                  The address of each of the directors and officers of LFC is c/o Liberty Financial Companies, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210. All directors and officers of LFC are U.S. citizens.

         None of LFC's officers and directors have been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

                  The address of each of the directors and officers of Liberty Mutual is c/o Liberty Mutual Insurance Company, 175 Berkeley Street, Boston, Massachusetts 02117. All directors and officers of Liberty Mutual are U.S. citizens. None of Liberty Mutual's officers and directors have been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.

                  The address of each of the directors and officers of Merger Sub is c/o Liberty Mutual Insurance Company, 175 Berkeley Street, Boston, Massachusetts 02117. All directors and officers of Merger Sub are U.S. citizens. None of Merger Sub's officers and directors have been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.


 CHARLES I. CLOUGH                 Chairman and Chief Executive Officer, Clough
 Director of LFC                   Capital Partners, LP since January, 2000;
 Director of Liberty Mutual        Chief Investment Strategist at Merrill Lynch
                                   Company, Inc. from 1987 through 1999;
                                   Chairman of the Board of Trustees of Boston
                                   College; Director of Liberty Mutual and
                                   Liberty Mutual Fire Insurance Company, an affiliate of Liberty Mutual ("Liberty Fire").

 EDMUND F. KELLY                   Chairman of the Board (since 2000) of LFC,
 Director and Chairman             President and Chief Executive Officer of
 of the Board of LFC               Liberty Mutual and Liberty Fire since April,
 Director of Liberty Mutual        1998, President and Chief Operating Officer
 President/Director of Merger Sub  prior thereto; Director of Liberty Mutual and certain of its affiliates, including Merger
                                   Sub and Citizens Financial Group, Inc.

 GLENN P. STREHLE                  Treasurer Emeritus and Advisor to the
 Director of LFC                   Chairman and President of the Massachusetts
 Director of Liberty Mutual        Institute of Technology since January, 1999;
                                   Treasurer of MIT (and Vice President from
                                   1986 and Vice President for Finance from June
                                   1994) from 1975 through 1998; Director of The
                                   Otter Group, Inc., Liberty Mutual and
                                   Liberty Fire.

 PAUL J. DARLING, II               Chairman, President and Chief Executive
 Director of LFC                   Officer of Corey Steel Company, a
 Director of Liberty Mutual        manufacturer of cold finished steel bars and
                                   a metal service center, since 1984; Director of Liberty Mutual, Liberty Fire and Unisource
                                   Worldwide, Inc.

 THOMAS J. MAY                     Chairman and Chief Executive Officer of NSTAR
 Director of LFC                   since 1999; Chairman, President and Chief
 Director of Liberty Mutual        Executive Officer of Boston Edison Company
                                   from 1994 to August 1999; Director of
                                   FleetBoston Corporation, NSTAR, RCN
                                   Corporation, New England Business Service,
                                   Inc., Liberty Mutual and Liberty Fire.

 DR. KENNETH L. ROSE               President and Chief Executive Officer of
 Director of LFC                   Henkels & McCoy, Inc., a privately held
 Director of Liberty Mutual        engineering and construction company;
                                   Director of Liberty Mutual and Liberty Fire.

 MICHAEL J. BABCOCK                Private investor; President and Chief
 Director of LFC                   Operating Officer of Leslie Fay Companies,
 Director of Liberty Mutual        Inc., an apparel manufacturer, from 1993 to
                                   1995; Director of Liberty Mutual and Liberty
                                   Fire, and HRDQ, Inc.

 GARY L. COUNTRYMAN                President and Chief Executive Officer of LFC
 Director and Chief Executive      since January 13, 2000; Chairman (from 1991
 Officer of LFC                    until 2000) and Chief Executive Officer (from
 Director of Liberty Mutual        1986 until April 1998) of Liberty Mutual,
                                   Director of Liberty Mutual and Liberty Fire;
                                   Director of FleetBoston Corporation, NSTAR and Harcourt General, Inc.

 JOHN P. HAMILL                    Chairman and Chief Executive Officer of
 Director of LFC                   Sovereign Bank New England since January 10,
 Director of Liberty Mutual        2000; President of Fleet Bank of
                                   Massachusetts, N.A. from 1992 to December 31,
                                   1999; Director of Liberty Mutual and Liberty
                                   Fire.

 MARIAN L. HEARD                   President and Chief Executive Officer of the
 Director of LFC                   United Way of Massachusetts Bay and Chief
 Director of Liberty Mutual        Executive Officer of the United Way of New
                                   England since 1992; Director of CVS
                                   Corporation, FleetBoston Corporation, Liberty
                                   Mutual and Liberty Fire and a Director or Trustee of numerous national and local non-profitorganizations.

 WILLIAM C. VAN FASSEN             President and Chief Executive Officer of Blue
 Director of Liberty Mutual        Cross Blue Shield Massachusetts from March,
                                   1992 through the present and Executive Vice
                                   President and Chief Operating Officer from
                                   June, 1990 through March, 1992; Director of
                                   JMS Health, Inc., Tier Technologies and
                                   Citizens Bank of Massachusetts; Director of
                                   BankBoston from June, 1994 through October,
                                   1999; Director of Liberty Mutual since
                                   April, 2001.

 PAUL G. CONDRIN III               Senior Vice President and Chief Financial
 Senior Vice President and         Officer of Liberty Mutual from March, 1997
 Chief Financial Officer of        through the present; Director, Vice President
 Liberty Mutual                    and Treasurer of Merger Sub since
 Director, Vice President          May, 2001; Senior Manager at KPMG Peat
 and Treasurer of Merger Sub       Marwick from July, 1983 through September,
                                   1989.

 GARY J. OSTROW                    Vice President and Director of Corporate
 Director of Corporate Taxation    Taxation at Liberty Mutual from 1999 through
 and Vice President of             the present; Vice President of Merger Sub
 Liberty Mutual                    since May, 2001; Vice President - Taxes and
 Vice-President of Merger Sub      Tax Counsel at AmerUs Life Holdings, Inc.
                                   from 1995 through 1998; and Director of Tax
                                   Planning and Compliance at American Mutual
                                   Life Ins. Co. from 1992 through 1995.

 CHRISTOPHER C. MANSFIELD          General Counsel of Liberty Mutual since 1985;
 Senior Vice President and         and Director of Merger Sub since May, 2001;
 General Counsel of                from 1975 until 1985, held a variety of other
 Liberty Mutual                    positions at Liberty Mutual, including
 Director of Merger Sub            Senior Vice President and Senior Trial
                                   Attorney.

 DEXTER R. LEGG                    Secretary and Vice President of Liberty
 Secretary and Vice President      Mutual since December, 2000; Chief of Staff
 of Liberty Mutual                 at Liberty Mutual from 1998 through 2000;
                                   Vice President and Manager of Information
                                   Processes at Liberty Mutual from 1995 through
                                   1998; from 1970 through 1998, held a variety of other positions at Liberty Mutual, including Manager - Planning and Development and Chief of Staff.

 ELLIOT J. WILLIAMS                Vice President and Treasurer of Liberty
 Vice President and Treasurer      Mutual from September 1996 to the present;
 of Liberty Mutual                 Vice President of Liberty Mutual from 1986 to
                                   August 1996; Assistant Treasurer of Liberty
                                   Mutual from 1973 through 1986.

 ANTHONY A. FONTANES               Senior Vice President and Chief Investment
 Senior Vice President and         Officer of Liberty Mutual since 1992; Vice
 Chief Investment Officer of       President of Liberty Mutual from 1990
 Liberty Mutual                    through 1992.

 KEVIN M. CAROME                   Senior Vice President and General Counsel of
 Senior Vice President and         LFC since August 2000; General Counsel for
 General Counsel of LFC            Liberty Funds Group LLC, a wholly owned
                                   subsidiary of LFC from August 1998 to July
                                   2000; Vice President and Associate General
                                   Counsel of LFC from August 1993 to August
                                   1998.

 LINDSAY COOK                      Executive Vice President of LFC since
 Executive Vice President of LFC   February 1997; Senior Vice President of LFC
                                   from February 1994 to February 1997; Vice
                                   President of LFC from March 1982 to February
                                   1994.

 FRANK A. FAGGIANO                 Senior Vice President of Human Resources of
 Senior Vice President of          LFC since August 1997; Vice President of
 Human Resources of LFC            Human Resources of LFC from July 1989 to
                                   August 1997.

 STEPHEN E. GIBSON                 President of Liberty Advisors, a unit of LFC
 President of Liberty Advisors     that includes Stein Roe and Colonial since
                                   August 2000; held various other executive positions in LFC's asset management business since July 1996; Executive Vice President of
                                   Liberty Funds Group from July 1996 to
                                   January 1997; Managing Director of Marketing at Putnam Investments from 1993 to July
                                   1996; Executive Vice President of Putnam
                                   Mutual Funds from 1992 to 1993.

 J. ANDREW HILBERT                 Senior Vice President and Chief Financial
 Senior Vice President and         Officer of LFC since March 1997; Treasurer of
 Chief Financial Officer of LFC    LFC from March 1998 to May 2000; Senior Vice
                                   President and Chief Financial Officer of
                                   Paul Revere Corporation from October 1995 to
                                   March 1998; Partner at Price Waterhouse from
                                   1981 to 1995.

 C. ALLEN MERRITT, JR.             Chief of Staff of LFC since August 2000;
 Executive Vice President and      Executive Vice President of LFC since
 Chief of Staff of LFC             February 1997; Chief Operating Officer of
                                   LFC from March 1998 to August 2000; Senior
                                   Vice President of LFC from 1987 to February
                                   1997.

 PORTER P. MORGAN                  Senior Vice President of Marketing of LFC
 Senior Vice President of          since 1991.
 Marketing of LFC

 PHILIP POLKINGHORN                President of Keyport Life Insurance Company
 President of Keyport Life         since May 1999; Senior Vice President and
 Insurance Company                 Chief Marketing Officer of American General
                                   Life Insurance Company from December 1996 to
                                   April 1999; Vice President Products of First
                                   Colony Life Insurance Company from March to
                                   December 1996; Chief Financial Officer
                                   Insurance Division of Connecticut Mutual
                                   Insurance Services from March 1995 to March
                                   1996; Chief Marketing Officer of Allmerica
                                   Insurance Company from March 1993 to March
                                   1994.


ITEM 4.  TERMS OF THE TRANSACTION.

REGULATION M-A
ITEM 1004(a) and (c) through (f)

(a)(1)            TENDER OFFERS.  Not applicable.

(a)(2)(i) TRANSACTION DESCRIPTION. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE MEETING--Purpose of the Meeting," "SUN LIFE TRANSACTION--AGREEMENTS--The Sun Life Purchase Agreement," "FLEET TRANSACTION--AGREEMENTS--The Fleet Purchase Agreement," "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT," and "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions" is incorporated herein by reference.

(a)(2)(ii) CONSIDERATION. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE MEETING--Purpose of the Meeting," and "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference.

(a)(2)(iii) REASONS FOR TRANSACTION. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions," "THE TRANSACTIONS--SPECIAL
                  FACTORS--Recommendation of the Board of Directors," "THE TRANSACTIONS--SPECIAL FACTORS-- LFC's Purpose and Reasons for the Merger," "THE TRANSACTIONS--SPECIAL FACTORS--Liberty Mutual's and Merger Sub's Purpose and Reasons for the Merger" and "THE TRANSACTIONS--SPECIAL FACTORS--Position of Liberty Mutual and Merger Sub as to Fairness of the Transactions" is incorporated herein by reference.

(a)(2)(iv) VOTE REQUIRED FOR APPROVAL. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE MEETING--Record Date, Quorum Requirement and Vote Required," and "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference.

(a)(2)(v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "THE TRANSACTIONS--SPECIAL FACTORS--Consequences of the Transactions," "THE TRANSACTIONS--SPECIAL FACTORS--Interests of Certain Persons in the Transactions and Potential Conflicts of Interest," "THE TRANSACTIONS--SPECIAL FACTORS--U.S. Federal Income Tax Consequences," "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--MATTERS PERTAINING TO LIBERTY MUTUAL" is incorporated herein by reference.

(a)(2)(vi) ACCOUNTING TREATMENT. The information set forth in the proxy statement under the caption "THE TRANSACTIONS--SPECIAL FACTORS--Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) INCOME TAX CONSEQUENCES. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," and "THE TRANSACTIONS--SPECIAL FACTORS--U.S. Federal Income Tax Consequences" is incorporated herein by reference.

(c) DIFFERENT TERMS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "THE TRANSACTIONS--SPECIAL FACTORS--Consequences of the Transactions," "THE TRANSACTIONS--SPECIAL FACTORS--Interests of Certain Persons in the Transactions and Potential Conflicts of Interest" and "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE MEETING--Appraisal Rights," "APPRAISAL RIGHTS" and in Appendix E to the proxy statement is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. LFC, Liberty Mutual and Merger Sub have made no provisions in connection with the transaction to grant unaffiliated security holders access to corporate files of LFC, Liberty Mutual or Merger Sub or to obtain counsel or appraisal services at the expense of LFC, Liberty Mutual or Merger Sub.

(f)               ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

REGULATION M-A
ITEM 1005(a) through (c) and (e)

(a) TRANSACTIONS. The information set forth in the proxy statement under the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--MATTERS PERTAINING TO LIBERTY MUTUAL" and "THE TRANSACTIONS--SPECIAL FACTORS--Interests of Certain Persons in the Transactions and Potential Conflicts of Interest" is incorporated herein by reference. There have been no transactions between Merger Sub and LFC or any of its officers or directors. There have been no transactions during the past two years between any of the officers or directors of any of the filing persons and LFC that would be required to be disclosed under this item.

(b),(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information set forth in the proxy statement under the captions "INFORMATION ABOUT LFC--Security Ownership of Certain Beneficial Owners and Management," "INFORMATION ABOUT LFC--Retention Plans," and "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions" is incorporated herein by reference. There have been no significant corporate events (or negotiations or contracts with respect thereto) during the last two years between the Merger Sub or any officer or director of any filing person and LFC.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "INFORMATION ABOUT LFC--Security Ownership of Certain Beneficial Owners and Management," "INFORMATION ABOUT LFC--Retention Plans," "SUN LIFE TRANSACTION--AGREEMENTS--The Sun Life Voting Agreement," "FLEET TRANSACTION--AGREEMENTS--The Fleet Voting Agreement" and "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference. There are no other agreements, arrangements or understandings between Merger Sub or any officer or director of any filing person and LFC.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

REGULATION M-A
ITEM 1006(b) and (c)(1) through (8)

(b) USE OF SECURITIES ACQUIRED. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE
         TRANSACTIONS--SPECIAL FACTORS--Consequences of the Transactions" and "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference.

(c) PLANS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE TRANSACTIONS--SPECIAL FACTORS--Consequences of the Transactions," "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" and in Appendix C to the proxy statement is incorporated herein by reference.


ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

REGULATION M-A
ITEM 1013

(a),(c) PURPOSES; REASONS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions," "THE TRANSACTIONS--SPECIAL
         FACTORS--Recommendations of the Board of Directors" and "THE TRANSACTIONS--SPECIAL FACTORS--Position of Liberty Mutual and Merger Sub as to Fairness of the Transactions" is incorporated herein by reference.

(b) ALTERNATIVES. The information set forth in the proxy statement under the captions "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions," "THE TRANSACTIONS--SPECIAL FACTORS--Recommendations of the Board of Directors" and "THE TRANSACTIONS--SPECIAL FACTORS--Opinions of the Financial Advisor" is incorporated herein by reference.

(d) EFFECTS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE TRANSACTIONS--SPECIAL FACTORS--Consequences of the Transactions," "THE TRANSACTIONS--SPECIAL
         FACTORS--U.S. Federal Income Tax Consequences" and "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

REGULATION M-A
ITEM 1014

(a),(b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions," "THE TRANSACTIONS--SPECIAL FACTORS--Recommendations of the Board of Directors," "THE TRANSACTIONS--SPECIAL FACTORS--Opinions of the Financial Advisor," and the Opinions of Credit Suisse First Boston Corporation attached as Appendixes D-1, D-2 and D-3, respectively, to the proxy statement is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. As structured, the transaction under the merger agreement and the other transactions described in the proxy statement do not require approval of at least a majority of the unaffiliated security holders of LFC. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE MEETING--Purpose of the Meeting," "THE TRANSACTIONS--SPECIAL
         FACTORS--Recommendation of the Board of Directors," "THE GOING

         PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The non-employee directors of LFC did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the merger agreement or the other transactions described in the proxy statement or for the purpose of preparing a report concerning the fairness of such transactions. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions" and "THE TRANSACTIONS--SPECIAL
         FACTORS--Interests of Certain Persons in the Transactions and Potential Conflicts of Interest" is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE TRANSACTIONS--SPECIAL FACTORS--Background of the Transactions" and "THE TRANSACTIONS--SPECIAL
         FACTORS--Recommendations of the Board of Directors" is incorporated herein by reference.

(f)      OTHER OFFERS.  None.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

REGULATION M-A
ITEM 1015

(a)-(c) REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT, OPINION, OR APPRAISAL; AVAILABILITY OF DOCUMENTS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE TRANSACTIONS--SPECIAL FACTORS--Opinions of the
         Financial Advisor," "THE TRANSACTIONS--SPECIAL FACTORS--Recommendations of the Board of Directors" and the information set forth in the Opinions of Credit Suisse First Boston Corporation attached as Appendixes D-1, D-2 and D-3, respectively, to the proxy statement and in the Actuarial Appraisal of Keyport Life Insurance Company and Subsidiaries as of September 30, 2000 prepared by Milliman USA, a copy of which is attached to this Final Amendment to the Schedule 13E-3 as Exhibit 99(c)(4), is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

REGULATION M-A
ITEM 1007

(a),(b) SOURCE OF FUNDS; CONDITIONS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "THE TRANSACTIONS--SPECIAL FACTORS--Financing; Source of Funds" is incorporated herein by reference.

(c) EXPENSES. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE TRANSACTIONS--SPECIAL FACTORS--Fees and Expenses," "SUN LIFE TRANSACTION--AGREEMENTS--The Sun Life Purchase Agreement," "FLEET TRANSACTION--AGREEMENTS--The Fleet Purchase Agreement" and "THE GOING PRIVATE TRANSACTION--THE MERGER AGREEMENT" is incorporated herein by reference.

(d)      BORROWED FUNDS. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

REGULATION M-A
ITEM 1008

(a) SECURITIES OWNERSHIP. The information set forth in the proxy statement under the caption "INFORMATION ABOUT LFC--Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)      SECURITIES TRANSACTIONS.  Not applicable.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.

REGULATION M-A
ITEM 1012(d) and (e)

(d) INTENT TO TENDER OR VOTE IN A GOING--PRIVATE TRANSACTION. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE MEETING--Purpose of the Meeting," "THE TRANSACTIONS--SPECIAL FACTORS--Interests of Certain Persons in the Transactions and Potential Conflicts of Interest," "THE TRANSACTIONS--SPECIAL FACTORS--Position of Liberty Mutual and Merger Sub as to Fairness of the Transactions," "SUN LIFE TRANSACTION-- AGREEMENTS--The Sun Life Voting Agreement" and "FLEET TRANSACTION-- AGREEMENTS--The Fleet Voting Agreement" is incorporated herein by reference.

(e) RECOMMENDATIONS OF OTHERS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE MEETING--Purpose of the Meeting," "THE TRANSACTIONS--SPECIAL
         FACTORS--Recommendations of the Board of Directors" and "THE TRANSACTIONS--SPECIAL FACTORS--Position of Liberty Mutual and Merger Sub as to Fairness of the Transactions" is incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.

REGULATION M-A
ITEM 1010(a) through (b)

(a) FINANCIAL INFORMATION. The information set forth in the proxy statement under the caption "ADDITIONAL INFORMATION" and in Item 8, "Financial Statements and Supplementary Date," of LFC's most recent Annual Report on Form 10-K/A, a copy of which is attached as Appendix H to the proxy statement, and in Item 1, "Financial Statements," of LFC's most recent Quarterly Report on Form 10-Q, a copy of which is attached as Appendix J to the proxy statement, is incorporated herein by reference.

(b) PRO FORMA INFORMATION. The information set forth in the proxy statement under the caption "INFORMATION ABOUT LFC--Unaudited Pro Forma Financial Information" is incorporated herein by reference.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

REGULATION M-A
ITEM 1009

(a),(b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "INFORMATION CONCERNING THE

         MEETING-- Solicitation, Revocation and Use of Proxies," "THE TRANSACTIONS --SPECIAL FACTORS--Opinions of the Financial Advisor" and "THE TRANSACTIONS--SPECIAL FACTORS--Fees and Expenses" is incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

REGULATION M-A
ITEM 1011(b)

(b) OTHER MATERIAL INFORMATION. The entirety of the proxy statement is incorporated herein by reference.


ITEM 16. EXHIBITS.

REGULATION M-A
ITEM 1016(a) through (d), (f) and (g)

         (a)(1) Letter to stockholders (included in the proxy statement, which is filed herewith as Exhibit (a)(3)).

         (a)(2) Notice of Special Meeting of Stockholders (included in the proxy statement, which is filed herewith as Exhibit (a)(3)).

         (a)(3)   Proxy statement, including all appendixes hereto.

         (c)(1) Opinions of Credit Suisse First Boston Corporation (included in the proxy statement, which is filed herewith as Exhibit
                  (a)(3)).

         (c)(2) Materials prepared by Credit Suisse First Boston Corporation presented to the board of directors of LFC on May 2, 2001.

         (c)(3) Materials prepared by Credit Suisse First Boston Corporation presented to the board of directors of LFC on June 4, 2001.

         (c)(4) Actuarial Appraisal of Keyport Life Insurance Company and Subsidiaries as of September 30, 2000 prepared by Milliman USA.

         (d)(1) Sun Life voting agreement (included in the proxy statement, which is filed herewith as Exhibit (a)(3)).

         (d)(2) Fleet voting agreement (included in the proxy statement, which is filed herewith as Exhibit (a)(3)).


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

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2001

                                   LIBERTY FINANCIAL COMPANIES, INC.

                                   By: /S/  Kevin M. Carome
                                       -----------------------------------------
                                       Kevin M. Carome
                                       Senior Vice President and General Counsel


                                   LFC ACQUISITION CORPORATION

                                   By: /S/  Gary J. Ostrow
                                       -----------------------------------------
                                       Gary J. Ostrow
                                       Vice President


                                   LIBERTY MUTUAL INSURANCE COMPANY

                                   By: /S/  Christopher C. Mansfield
                                       -----------------------------------------
                                       Christopher C. Mansfield
                                       Senior Vice President and General Counsel